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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                          CONTINAN COMMUNICATIONS, INC.
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   21076J-10-3
                                   -----------
                                 (CUSIP Number)

                             Claude C. Buchert, CEO
                             ----------------------
                          Continan Communications, Inc.
                          -----------------------------
                      11601 Wilshire Boulevard, Suite 2030
                      ------------------------------------
                          Los Angeles, California 90025
                          -----------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 1, 2006
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

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1.    Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above
      Persons (entities only):

      Helene Legendre

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2.    Check the Appropriate Box if a Member of a Group (See Instructions):

      (a) _____________________________________________________________________
      (b) _____________________________________________________________________

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3.    SEC Use Only:

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4.    Source of Funds (See Instructions):

      OO

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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e):

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6.    Citizenship or Place of Organization:

      United States

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                      7.    Sole Voting Power: 2,547,931

                    ------------------------------------------------------------
Number of Shares      8.    Shared Voting Power: 0
Beneficially Owned
by Each Reporting   ------------------------------------------------------------
Person With:          9.    Sole Dispositive Power: 2,547,931

                    ------------------------------------------------------------
                      10.   Shared Dispositive Power: 0

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11.   Aggregate Amount Beneficially Owned by the Reporting Persons (combined):

      2,547,931

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ______

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13.   Percent of Class Represented by Amount in Row (11):

      11.33%

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14.   Type of Reporting Person:

      IN

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ITEM 1.    SECURITY AND ISSUER.

Continan Communications, Inc.
Common Stock, $0.001 par value
11601 Wilshire Boulevard, Suite 2030
Los Angeles, California 90025

ITEM 2.    IDENTITY AND BACKGROUND.

(a)   Name: Helene Legendre

(b)   Address: 11601 Wilshire Boulevard, Suite 2030, Los Angeles, California
      90025

(c)   Occupation: Executive Vice President of the Issuer.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)   Citizenship: United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Ms. Legendre received shares of common stock upon the conversion of shares of convertible preferred stock, as describe in Item 6 below.

ITEM 4.    PURPOSE OF TRANSACTION.

      See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The 2,547,931 shares of common stock owned by Ms. Legendre. This amount represents, as of December 1, 2006, 11.33% of the outstanding common stock of the Issuer.

(b) Ms. Legendre has sole voting and dispositive power with respect to the 2,547,931 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

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(e)   If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:
      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On May 31, 2006, the Issuer and the shareholders of TelePlus completed a Share Exchange Agreement whereas the Company acquired all of the outstanding capital stock of TelePlus from the TelePlus shareholders in exchange for 3,000,000 shares of voting convertible preferred stock convertible into 81,000,000 shares of Company common stock. Based on this transaction, Ms. Legendre received 377,471 shares of convertible preferred stock. These shares of convertible preferred stock were not convertible until such time as the Issuer's articles of incorporation were amended to increase it authorized common stock.

On November 22, 2006, the Texxon, the Oklahoma corporation, for the sole purpose of re-domestication in Nevada, filed Articles of Merger with the Secretaries of State of the states of Oklahoma and Nevada pursuant to which Texxon, the Oklahoma corporation, was merged with and into Texxon, Inc., a Nevada corporation, with the Nevada corporation remaining as the surviving entity. Immediately following the merger, the Nevada company changed its name to Continan Communications, Inc. and its articles of incorporation were amended such that the number of common stock and preferred stock is increased from 45,000,000 to 100,000,000 and from 5,000,000 to 10,000,000, respectively.

On December 1, 2006, the Issuer converted all convertible preferred stocks into 20,250,000 shares of common stock (after a 1 for 4 reverse split of the preferred stock). After these transactions, Me. Legendre had a total of 2,547,931 shares of common stock.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

(a) Share Exchange Agreement between the Texxon, Inc., TelePlus, Inc., and the Shareholders of TelePlus, Inc., dated March 2, 2006 (incorporated by reference to Exhibit 2 of the Form 10-QSB filed on May 22, 2006).

(b) Certificate of Designation of TelePlus Acquisition Series of Preferred Stock, dated May 8, 2006 (incorporated by reference to Exhibit 4.1 of the Form 8-K filed on June 7, 2006).


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

                                                   HELENE LEGENDRE

Date: June 21, 2007                                /s/  Helene Legendre
                                                   --------------------


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